

March 20, 2013

<u>Via E-mail</u>
Duane W. Albro
Chief Executive Officer
Warwick Valley Telephone Company
47 Main Street
Warwick, NY 10990

  Re: **Warwick Valley Telephone Company**
     Item 4.01 Form 8-K
     Filed February 6, 2013
     File No. 001-35724

Dear Mr. Albro:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Robert S. Littlepage for

        Larry Spirgel
        Assistant Director